SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16 May 2013

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

16 May 2013

ANNUAL GENERAL MEETING OF LLOYDS BANKING GROUP PLC

Following the annual general meeting held today at the Edinburgh International Conference Centre in Scotland, Lloyds Banking Group plc announces that all the resolutions put to shareholders were passed.  Resolutions 17 to 20 (inclusive) were passed as special resolutions.  The results of the polls are as follows:

Resolution		Votes For	% of Votes Cast	Votes Against	% of Votes Cast	Votes Cast as % of Issued Share Capital	Votes Withheld
1	Receive the report and accounts for the year ended 31 December 2012	52,856,646,325	99.97	15,003,168	0.03	74.34	132,823,937
2	Approval of the directors' remuneration report	46,949,370,191	95.91	2,003,239,680	4.09	68.83	4,051,622,748
3	Election of Lord Blackwell	52,807,249,347	99.89	59,403,660	0.11	74.34	137,183,660
4	Election of Ms C J Fairbairn	52,586,446,211	99.87	70,936,511	0.13	74.04	346,491,237
5	Election of Mr N L Luff	52,787,192,427	99.85	79,608,681	0.15	74.34	136,789,552
6	Re-election of Sir Winfried Bischoff	52,204,247,925	98.74	664,196,462	1.26	74.34	135,541,799
7	Re-election of Mr M G Culmer	52,769,734,076	99.81	99,153,706	0.19	74.34	134,972,553
8	Re-election of Ms A M Frew	52,744,593,021	99.77	124,054,612	0.23	74.34	135,222,474
9	Re-election of Mr A Horta-Osório	52,763,217,978	99.79	108,756,490	0.21	74.34	132,098,376
10	Re-election of Mr D L Roberts	52,748,132,444	99.77	120,903,073	0.23	74.34	134,701,491
11	Re-election of Mr A Watson	52,462,927,661	99.63	194,152,230	0.37	74.04	345,972,544
12	Re-election of Ms S V Weller	52,765,369,233	99.80	103,645,157	0.20	74.34	134,402,651
13	Re-appointment of the auditors	52,211,436,732	99.30	370,564,778	0.70	73.94	421,908,751
14	Authority to set the remuneration of the auditors	52,548,493,012	99.38	326,977,439	0.62	74.35	128,220,222
15	Authority to make political donations or to incur political expenditure	52,322,331,425	98.98	539,474,519	1.02	74.33	142,343,700
16	Directors' authority to allot shares	51,839,349,322	98.07	1,020,584,286	1.93	74.33	143,724,698
17	Limited disapplication of pre-emption rights	52,342,646,059	99.44	294,361,059	0.56	74.01	365,416,314
18	Authority to purchase own ordinary shares	52,815,827,406	99.89	58,104,862	0.11	74.35	129,424,707
19	Authority to purchase own existing preference shares	52,667,936,869	99.63	195,505,045	0.37	74.33	139,791,775
20	Notice period for general meetings	50,559,834,469	95.62	2,313,278,566	4.38	74.35	129,972,678

On 14 May 2013 there were 71,118,544,306 relevant shares in issue and 381 shareholders or persons representing shareholders attended the meeting. Shareholders are entitled to one vote per share. Votes withheld are not votes and, therefore, have not been counted in the calculation of the proportion of votes for and against a resolution. In accordance with the UK Listing Authority's Listing Rules, copies of the resolutions have been submitted to the National Storage Mechanism and will shortly be available for inspection at www.hemscott.com/nsm.do

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                LLOYDS BANKING GROUP plc
                                                                                                                                                (Registrant)

                                                                                                                                                 By: Charles King
                                                                                                                                                 Name: Charles King

                                     Title:  Investor Relations Director

Date: 16 May 2013